ATTACHMENT TO CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
OF CLX ENERGY, INC.

Article 1 of the Articles of Incorporation shall be amended to read in its entirety as follows:

"Name
The name of the Corporation shall be CLX Investment Company, Inc."

Article 4 of the Articles of Incorporation shall be amended to read as follows:

"Capital Stock

    The authorized capital stock of the Corporation is Two Billion (2,000,000,000) shares, of which 1,980,000,000) shares with a par value of $.01 per share, shall be designated "Common Stock," and of which Twenty Million (20,000,000) shares with a par value of $.01 per share,..."

    A new Article 7 of the Articles of Incorporation shall be added and shall read in its entirety as follows:

"Recapitalizations Affecting Outstanding Shares

    The board of directors, without the consent of the stockholders of the corporation, may adopt any recapitalization affecting the outstanding shares of capital stock of the corporation by effecting a forward or reverse split of all of the outstanding shares of any class of capital stock of the corporation, with appropriate adjustments to the corporation's capital accounts, provided that the recapitalization does not require any amendment to the Articles of Incorporation of the corporation."

    A new Article 8 of the Articles of Incorporation shall be added and shall read in its entirety as follows:

"Actions by Written Consent

    The stockholders may, by majority written consent in lieu of a meeting of stockholders, take any action that would otherwise require shareholder consent."